Exhibit 99.6

To Our Shareholders

The second quarter of the fiscal year is highlighted by an ELND005 development update, the start of Phase I studies with our diabetes drug candidate TT-401 and a US$5 million financing.

Pipeline Review

ELND-005 (AZD-103) – Alzheimer’s Disease:

On November 29, 2011, Elan Corporation plc (“Elan”) provided an update on the development of Alzheimer’s disease drug candidate, ELND005. Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 treatment effects at earlier stages of Alzheimer’s disease and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005’s role in reducing neuropsychiatric symptoms in Alzheimer’s disease was highlighted at the CTAD meeting, and that ELND005 may have applications in additional psychiatric indications such as bipolar disorder. Elan’s goal is to initiate a proof of concept, Phase 2 study in bipolar disorder following the completion of discussions with therapeutic experts and regulators. Elan continues to prepare to advance ELND005 toward Phase III clinical development in Alzheimer’s disease.

TT-401 – Next Generation Diabetes Therapy:

During the quarter, Transition announced the commencement of the first clinical study of TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity. The Phase 1 study will evaluate the safety, tolerability and pharmacokinetics of single ascending doses of TT-401 in healthy obese volunteers. This drug candidate is a Glucagon–Like-Peptide-1 (GLP-1) dual agonist that interacts with the GLP-1 receptor and a second metabolic target. As approved GLP-1 analogue products are growing quickly to become an important diabetes therapeutic approach, many large pharmaceutical companies are now focused on identifying next generation GLP-1 analogues with a superior product profile relative to current GLP-1 product offerings via improved efficacy, broader therapeutic application or easier delivery (once weekly vs. daily). This is evidenced through the recent deals announced by Roche, Boehringer Ingelheim and Wyeth.

To date, all the preclinical data compiled supports the potential of TT-401 to be a next-generation diabetes therapy as it is designed to be administered once weekly, control glycemic levels and provide additional benefits such as weight loss.

TT-301 – Inflammatory Diseases:

The TT-300 series of drug candidates target the inhibition of inflammatory cytokine production. This approach of inhibiting cytokines has multiple potential therapeutic applications for both central nervous system (CNS) and peripheral inflammatory indications. For intravenous applications, the Company selected TT-301 as its lead drug candidate and has completed a Phase I single ascending dose study. This study evaluated the safety, tolerability and pharmacokinetics of intravenously administered TT-301 in healthy volunteers. The Company also is working toward clinical development of TT-301 or TT-302 when administered orally. With the potential broad application of these drug candidates for both acute and chronic disease indications, the Company is also considering opportunities for partnership with large pharmaceutical companies that have an interest in arthritis or neuroinflammation.

OUTLOOK

In November, we announced a US$5 million financing increasing our overall cash position to in excess of $22 million at quarter end. With this strong financial position, the Company is committed to the rapid development of its pipeline of drug candidates to meet our near term development milestones. Further, we look to our partner to advance ELND005 into the next stage of clinical development for Alzheimer’s disease and potentially broadening the application of ELND005 to additional disease indications including bipolar disorder.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.